Filed by New Sally Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company:

Alberto-Culver Company

(Commission File No. 1-5050)

On November 3, 2006, New Sally Holdings, Inc. filed a Current Report on Form 8-K, the text of which is below.

Item 5.02. Departure of Directors or Principal Officers.

On November 1, 2006, William W. Wirtz, who has served on the Board of Directors of Alberto-Culver Company since 1978, announced his intention to retire from the Board of Directors of Alberto-Culver Company effective November 17, 2006.

As previously announced, Alberto-Culver has entered into an agreement with CDRS Acquisition LLC, a limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., a private investment fund managed by Clayton, Dubilier & Rice, Inc., pursuant to which Alberto-Culver will separate its Consumer Products business and its Sally/BSG Distribution business into two separate, publicly-traded companies. In connection with this transaction, Mr. Wirtz was appointed to the Board of Directors of New Sally Holdings, Inc., which will operate the Sally/BSG Distribution business following the transaction, and the Board of Directors of New Aristotle Holdings, Inc., which will operate the Consumer Products business following the transaction.

In connection with his retirement from the Board of Directors of Alberto-Culver Company, Mr. Wirtz will also be retiring from the Boards of Directors of New Aristotle Holdings, Inc. and New Sally Holdings, Inc., each effective November 17, 2006, unless, in respect of the Board of Directors of New Sally Holdings, Inc., if he has previously resigned therefrom in connection with the closing of the above-referenced transaction.

Mr. Wirtz’s retirement is not the result of any disagreements between Mr. Wirtz and any of the companies or any of their respective subsidiaries.

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In connection with the proposed transaction, New Sally Holdings, Inc. has filed a registration statement on Form S-4 (Registration No. 333-136259) with the Securities and Exchange Commission (“SEC”), which was declared effective on October 11, 2006. The registration statement contains a definitive proxy statement/prospectus-information statement, which was mailed to stockholders of Alberto-Culver on or about October 13, 2006. Investors are urged to carefully read the definitive proxy statement/prospectus-information statement and any other relevant documents filed with the SEC because they contain important information. Investors are able to obtain the definitive proxy statement/prospectus-information statement and all relevant documents filed by Alberto-Culver Company, New Sally Holdings, Inc. or New Aristotle Holdings, Inc. with the SEC free of charge at the SEC’s website www.sec.gov or from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450-3117.

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and are set forth in the definitive proxy statement/prospectus-information statement. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

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